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apinedo@mofo.com

January 29, 2007

Tom Jones
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	BioMimetic Therapeutics, Inc. (File No. 333-139291) Amendment No. 1 to Form S-1

Dear Mr. Jones:

This letter responds to the comments raised by the Staff in its comment letter dated January 3, 2007 in connection with the Registration Statement on Form S-1 (File No. 333-139291) (the ‘‘Registration Statement’’) filed with the Securities and Exchange Commission (the ‘‘Commission’’) by BioMimetic Therapeutics, Inc. (the ‘‘Company’’ or ‘‘BioMimetic’’). Enclosed herewith we are filing on the Company’s behalf Amendment No. 1 to the Registration Statement (the ‘‘Amendment’’).

The Amendment reflects that the Company will be undertaking a firm commitment underwritten follow-on offering and has retained Deutsche Bank Securities Inc. to lead the offering. In addition, we anticipate that several of the Company’s existing securityholders will participate in the offering. As such, we have revised the Registration Statement in order to reflect these changes.

Below we have noted the Staff’s comment in bold face type and the response in regular type.

                Staff’s Comment

1.    Please tell us the authority on which you relied to file a registration statement for a delayed offering given that you do not appear eligible to rely on Rule 415(a)(1)(x).

As noted above and as discussed with you, the Company has retained Deutsche Bank Securities Inc. to act as the underwriter in connection with an offering of the Company’s securities in a firm commitment underwritten transaction. The Company anticipates that several of its existing securityholders will participate in the offering. Given that the Company has not ascertained final indications of interest from its securityholders, the

Morrison & Foerster LLP

Division of Corporation Finance
Securities and Exchange Commission
January 29, 2007
Page Two

Company has left blank the number of shares that will be offered on behalf of the selling securityholders. The Company also has left blank information regarding the identity of the selling securityholders. This information will be completed in an amendment that will be filed contemporaneous with the printing of a preliminary prospectus.

In order to reflect the changes outlined above, the Company has revised the cover page of the Registration Statement to indicate that it will not conduct a continuous or delayed offering in reliance on Rule 415(a)(1)(x).

The Company also has revised all of the relevant sections of the Registration Statement relating to the anticipated distribution of the securities. We note that the Company has revised the prospectus cover page; the Use of Proceeds section; the Capitalization section; the Principal and Selling Stockholders section; and the Underwriting section. In the Summary section, the Company has added a brief summary of the offering indicating that the offering will consist of primary and secondary shares. Throughout the Registration Statement, the Company has incorporated minor revisions where needed in order to update its disclosure.

As we discussed with you, the Amendment also incorporates the Company’s CD&A disclosure.

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In order to meet the Company’s timeline, we would appreciate your prompt attention to this Amendment. We are providing the Staff with marked copies by courier.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Morrison & Foerster LLP

Division of Corporation Finance
Securities and Exchange Commission
January 29, 2007
Page Three

We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:    Larry Bullock
Elizabeth Duffy, Esq.
William J. Grant, Jr., Esq.
Samuel E. Lynch, D.M.D., D.M.Sc.
James R. Tanenbaum, Esq.